Exhibit 99.11

Black Mammoth Metals Reports Rock Chip Sampling Results at Coal Canyon, NV

BMM: TSX-V

VANCOUVER, BC, May 28, 2025 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to report assay results from the recently completed rock chip sampling program conducted at its Coal Canyon Gold Project (“Coal Canyon” or the “Property”) situated in Pershing County, Nevada and is located on the west side of the Humboldt Range, approximately 14 km southwest of the Rochester gold and silver deposit and 2 km south of the Willard Mine (see Figure 1).

The Company began evaluating its Coal Canyon property after collecting 20 rock chip samples from roadcuts and other outcrops. The samples were submitted to ALS Chemex for Au-ICP21 and the ME-MS41 multi-element package to confirm historical sample results and assess the remaining gold potential on the Property. As a result, most rock samples had gold contents ranging from several tenths of a g/t up to 2.28 g/t, accompanied by strong trace element contents with As up to 7120 ppm, as well as Sb (100.5 ppm) and Se (44.7 ppm) (see Figures 2, 3 & 4). The altered and mineralized material appears to be exposed in a window of silicified carbonates of the Lower Plate and in adjacent intrusive (sills), with strong enrichment of iron oxides along the fractures; most of the area is covered by gravel or unmineralized shale of the Upper Plate (see Figure 5).

Based on the results of the new rock samples and the extensive alteration and oxidation along the roadcuts, the Company is encouraged to initiate further exploration steps. Since additional gold mineralization potential is suspected under cover, the Company intends to conduct an induced polarization survey and detailed mapping.

Previously Reported Highlights (Company’s NR dated April 15, 2025):

•	Multiple types of mineralization.

•	Road cut sampling up to: 46m @ 0.76 g/t Au (oxide).

•	An extensive soils grid shows strong silver and molybdenum values surrounding the gold mineralized zone.

•	Existing drill permit with Bureau of Land Management needs change of operator.

•	Drill roads and pads constructed.

Figure 1 – Coal Canyon location and nearby Rochester Gold and Silver Mine. (CNW Group/Black Mammoth Metals Corp)

Sample#	XXX	YYY	ZZZ	Project	Au (ppm)

CC-1	385982	4449489	1773	Coal Canyon	0.391

CC-2	385980	4449517	1772	Coal Canyon	0.045

CC-3	385983	4449523	1772	Coal Canyon	1.785

CC-4	385983	4449522	1771	Coal Canyon	0.016

CC-5	385988	4449536	1769	Coal Canyon	1.395

CC-6	385990	4449541	1766	Coal Canyon	1.055

CC-7	385995	4449546	1766	Coal Canyon	1.04

CC-8	385998	4449549	1763	Coal Canyon	0.739

CC-9	386001	4449552	1764	Coal Canyon	0.443

CC-10	386003	4449556	1764	Coal Canyon	0.221

CC-11	385954	4449564	1740	Coal Canyon	2.28

CC-12	385961	4449568	1739	Coal Canyon	2.17

CC-13	385967	4449573	1739	Coal Canyon	0.602

CC-14	385964	4449570	1734	Coal Canyon	1.175

CC-15	385958	4449566	1736	Coal Canyon	0.022

CC-16	385954	4449611	1714	Coal Canyon	0.822

CC-17	385969	4449625	1716	Coal Canyon	0.24

CC-18	386105	4449580	1722	Coal Canyon	0.013

CC-19	386103	4449601	1723	Coal Canyon	0.005

CC-20	386102	4449940	1639	Coal Canyon	0.001

CC-20A	QA/QC	(Blank)		Coal Canyon	<0.001

Figure 2 – Coal Canyon new rock chip sampling results. Black Mammoth Metals currently uses the ALS Chemex laboratory for Au-ICP21 and ME-MS41, sample locations are in NAD83 / UTM zone 11N. (CNW Group/Black Mammoth Metals Corp)

Figure 3 – Coal Canyon recently collected sample locations and assays. (CNW Group/Black Mammoth Metals Corp)

Figure 4 – Coal Canyon gold and trace-element distribution. (CNW Group/Black Mammoth Metals Corp)

Figure 5 – Distal view of mineralized area and roadcuts, looking east. Note location of F1 area with its zoomed view in the next figure. (CNW Group/Black Mammoth Metals Corp)

Figure 6 – Middle roadcut with oxide gold mineralization, looking northeast. (CNW Group/Black Mammoth Metals Corp)

Quality Assurance/Quality Control:

All sampling is conducted under the supervision of the Company’s project geologists and the samples are taken to the ALS Laboratory (ALS) in Reno or Elko, Nevada for preparation and analysis.

The ALS PREP-31 package is utilized for sample preparation. In this package, each sample is crushed to better than 70%, passing 2mm, then a 250-gram riffle split is then taken. This split is pulverized to a target of 85% passing 75microns; and a 30-gram portion of this pulverized split is digested by Four Acids and analyzed for gold by the Au-ICP 21 method, which is a Fire Assay, with an ICP-AES (Induced Coupled Plasma) finish. A 41-element suite is also run on the sample using the ALS ME-MS 41 multielement package. This method utilizes Aqua regia digestion followed by low detection ICP-MS (Induced Coupled Plasma) finish. ALS Laboratories have ISO 9001 and 17025 accreditations. Black Mammoth Metals Corp’s QA/QC program includes regular insertion of CRM standards, duplicates and blanks into the sample stream with a stringent review of all results. ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

About Black Mammoth Metals Corporation:

In the past 16 months, Black Mammoth Metals has acquired 100% interest in:

•	Coal Canyon Gold property, Pershing County, NV,

•	Island Mountain - district consolidated, Elko County, NV, Coleman Canyon Gold, St. Elmo High-Grade Gold and Diamond Jim Silver-Lead-Zinc-Antimony,

•	Clover High-Grade Gold property, Elko County, NV,

•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID,

•	East Reveille Gold property, Nye County, NV,

•	America Mine Gold property, San Bernardino, CA,

•	Quito Gold property, Lander County, NV,

•	South Ravenswood Gold – district consolidated, Lander County NV, Raven, Happy Cat (purchased prior to 16 months ago),

•	Callaghan Gold – district consolidated, Lander County NV, North Callaghan, Charlie, Cottonwood, Rast.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including statements regarding the Company’s completion of the Transaction and related transactions are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Important factors that could cause actual events and results to differ materially from the Company’s expectations include that the requisite corporate and TSXV for the Transaction may not be obtained; that the Company or IDA Mining, as applicable, may be unable to satisfy any or all closing conditions necessary for the completion of the Transaction; and other risks that are customary to transactions of this nature. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including the latest technical reports filed with respect to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/May2025/28/c0077.html

%SEDAR: 00022389E

For further information: Black Mammoth Metals Corporation: Phone: 604 347 9101, Email: blackmammothmetals@gmail.com, Website: www.blackmammothmetals.com

CO: Black Mammoth Metals Corp

CNW 09:15e 28-MAY-25